EXHIBIT 4.2

                              [Letterhead of Dtomi]

                                December 10, 2004

John R. Haddock

--------------------------
_______________, Florida ______

         RE:  AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

Dear John:

            This letter agreement memorializes the agreement by and between Dtomi, Inc., a Nevada corporation (the "Company") and you with respect to amending that certain Employment Agreement dated September 22, 2003, by and between you and Dtomi (the "Employment Agreement") for the purpose of the Company paying outstanding wages and expenses to you.

            As of December 10, 2004, the Company owes you approximately $91,000 in past wages and expenses for services performed by you on behalf of the Company, pursuant to the Employment Agreement. The Company shall issue to you 2,000,000 shares of the Company's common stock (the "Shares") and register the Shares under Section 5 of the Securities Act of 1933, as amended, on Form S-8. You shall to credit the Company, against past wages and expenses owed by the Company to you, the proceeds of the sale of any of the Shares. From time to time, but at periods not exceeding three months beginning on the date of this letter, you shall disclose to the Company the amount of proceeds resulting from the sale of any or all of the Shares and statements from you and/or your broker disclosing the proceeds resulting from the sale of Shares.

          If you agree to the terms and conditions of this letter agreement, please indicate your agreement by signing in the signature block below and returning an original, signed version of this letter to me.

                                  Sincerely,


                                  John Simpson
                                  Director

AGREED AND ACCEPTED:



By:  _______________________________
        John R. Haddock

Dated:  December 10, 2004


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